                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
             -------------------------------------------------------
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OF 12(g) OF THE SECURITIES ACT OF 1934

                       ATLANTIC SYNDICATION NETWORK, INC.
             -------------------------------------------------------
              (Exact name of Small Business Issuers in Its Charter)

              NEVADA                                         88-0325940
---------------------------------------------------   ------------------------
(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                          Identification Number)

2140 West Charleston, Suite B, Las Vegas, Nevada               89102
---------------------------------------------------   ------------------------
(Address of principal executive offices)                     (Zip code)

                                 (702) 388-8800
         ---------------------------------------------------------------

Securities registered under Section 12(b) of the Exchange Act:

         Title of Each Class             Name of Each Exchange on Which
         To be so Registered             Each Class is to be Registered
         -------------------             ------------------------------
         n/a                                            n/a

Securities registered under Section 12(g) of the Exchange Act:

                         Common Equity, Par Value $ .001
         ---------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

Item 1.           Description of business  ..............................................        3
Item 2.           Management's discussion and analysis or plan of operation..............       10
Item 3.           Description of property................................................       11
Item 4.           Security ownership of certain beneficial owners and management.........       12
Item 5.           Directors, executive officers, promoters and control persons
                      Compliance with Section 16(a) of the Exchange Act .................       12
Item 6.           Executive compensation ................................................       16
Item 7.           Certain relationships and related transactions.........................       17
Item 8.           Legal proceedings......................................................       17
Item 9.           Market for common equity and related stockholder matters...............       17
Item 10.          Recent sales of unregistered securities................................       18
Item 11.          Description of securities..............................................       19
Item 12.          Indemnification of directors and officers..............................       20
Item 13.          Financial statements and exhibits......................................       21
Item 14.          Changes in and disagreements with accountants on accounting
                      and Financial disclosure...........................................       21
Item 15           Financial statements and exhibits......................................       21
                  Signatures  ...........................................................       22

ITEM 1.  DESCRIPTION OF BUSINESS.

         Atlantic Syndication Network, Inc. (the "Registrant") was originally incorporated under the laws of the state of Nevada on September 25, 1978 as Casino Consultants, Inc. Prior to 1992 the Registrant was non-operating. On September 10, 1992 the Registrant entered into an Agreement and Plan of Reorganization with Ad Show Network, Inc., a Nevada corporation whereby the Registrant acquired all the assets of Ad Show Network, Inc., subject to liabilities, for shares of common stock in the Registrant. The Registrant shareholders subsequently approved by unanimous vote, in a special shareholders' meeting on May 25, 1995, to change the name of the Registrant to Atlantic Syndication Network, Inc.

         The Plan of Reorganization between Ad Show Network, Inc. and the Registrant, Casino Consultants, Inc., in 1992 was an arm's length transaction. In the first instance by taking back assets rather than cash, Casino shareholders received a higher price; secondly, residual shareholders of Casino through the resultant company after the name change - ASNi, (also the Registrant herein), were in position to move forward with better capitalization and thirdly, Casino shareholders benefited from the Registrant's other activities.

         The original reverse merger transaction was accounted for as a tax free reorganization under Section 368(a)(i)(c) of the Internal Revenue Code of 1986, as amended. As a result, the acquiring Company - Casino Consultants, Inc. - purchased 100% of the assets of the net monetary assets of ASNi ($690,975) as of September 30, 1992 and agreed to transfer 4,500,000 shares of its voting stock to ASNi in exchange for these assets. As this was an exempt isolated transaction and as such securities received in such a transfer shall not be registered under federal or state securities laws.

         From the time of the merger on September 25, 1992 until the Registrant changed it's name on May 25, 1995 to Atlantic Syndication Network, Inc., the Registrant's personnel and operations were engaged in the promotion and advertising of local businesses and products in U.S. Post Offices through the use of automated kiosks. Successful development and implementation of advertising operations occurred, however; the U.S. Postal Service subsequently changed the U.S. Post Master, Postal Service contract personnel and policies in dealing with third party contractors. In making these changes the Postal Service caused the discontinuation of operations by the Registrant in Post Offices throughout the Western U.S. The Registrant's financial resources had been expended in developing this business and with the cessation of its kiosk advertising in late 1995 followed in early 1996 by an assignment of the Registrant's advertising operations to a third party, the Registrant was left with no substantive operations. By year-end February 1996 the Registrant had an accumulated deficit in retained earnings of < $755,999 > . Corporate assets of

$210,711 were non-liquid consisting primarily of organizational and development costs and fixed assets.

         The Registrant completed a private placement as well as a capital restructuring during this period from 1995 through 1997. The Registrant, through a private placement, issued new shares from 1995 through 1997 raising a total of $482,100. The amounts raised were $64,000; $214,200; $163,900; and
$40,000 respectfully. Stock sold was at $0.50 per share. In addition to the private placement activity the Registrant also met with various note holders and accounts payable vendors and negotiated exchanges of 144 stock for various liabilities of the Registrant during this period.

         An important factor in the re-capitalization of the Registrant was the understanding by note holders and liability claimants that ASNi's management team was committed and that the future prospects of the Registrant did have value. This realization added to the sale of unregistered securities with debt converted to stock. There were also shares issued and accepted for services rendered. In the past two fiscal years 67,600 shares were issued resulting in $25,400 of notes payable and accounts payable being converted to 144 stock. Liability conversion took place at varying share valuations from $.20 per share to $.50 per share with debt conversion amounts being $20,000 and $5,400 respectfully for the years 1997 and 1998. In the most current 1998 fiscal year ending February 28, 1999 there were 429,600 shares of restricted stock issued for services rendered resulting in an increase in paid-in capital of $25,776.

         Part of the visualization of future potential lies in the management strength and commitment of the principal shareholders, Kent Wyatt and Sarah Wyatt. The principals also contributed to the re-capitalization and continued viability of the Registrant as they have not only worked for the past four years without substantive remuneration, but from 1995 through 1998 have loaned money to ASNi. These loans to the Registrant began with $15,660 advanced in 1995 and the current amount outstanding to the principals totals $83,915 as of fiscal year end February 28, 1999. The amount due shareholders in 1997 was $106,326, the $22,411 reduction in 1998 represents $22,411 repaid to shareholder in 1998, which was paid in lieu of shareholder taking additional management fee or salary.

         Private placement proceeds, capitalized liabilities of the Registrant, and advances from principal shareholders were used to redirect the Registrant's endeavors in design, development, production and distribution of multi-media television programs, commercials, and commissioned products requiring digital editing and computer animation. These products benefit from management's talent and experience in multi-media programming. The videotapes and television shows produced are Registrant owned, copyright protected and available for distribution via satellite, cable, and broadcast release.

         Prior to February 28, 1999 the Registrant was owned by all the listed shareholders with the principal shareholders, Kent Wyatt and Sarah Wyatt, controlling 69.4% of the outstanding and issued stock. The value of the Registrant at year end was its cash on hand of $165,494 and the accumulated asset value of the television shows and video products the Registrant has produced and those it has developed and has ready for production. The Registrant has continued to rebuild its' equity position from the low of a negative < $76,899 > position at fiscal year end 1996 to a positive $24,017 at February 1998 yearend, and most recently to a current February 1999 yearend total of $155,102. The Registrant also has an operating loss carry forward of < $1,034,856 > as of February yearend 1999 to apply against future earnings.

         The historical audited financial statements presented are those of ASNI. The rights, preferences, privileges and restrictions of the common shares are fully described in Item 11 of this document entitled "Description of Securities." The principle offices of the Registrant are located in Las Vegas, Nevada and production facilities are located in Hollywood, California.

         ASNI is engaged in providing products and services in multi-media entertainment formats for its' "Show Categories" and for its' clients. ASNI produces niche market television shows and edits productions using its cameras, digital editing equipment and computer enhancement techniques. This production and state-of-the-art postproduction is accomplished by ASNI's trained and experienced staff. Each program/product is considered a Registrant "Show Category" or Division. Each production of the Registrant is a stand-alone operation producing a specific television or video project. The unique design and show features that are created provide product for specific targeted audiences.

         ASNI is a virtual entertainment Registrant and participates in the forefront with state-of-the real time digital editing, digital computer graphic techniques, and expert editing concepts creating a virtual reality on television. While other infomercial and commercial advertising companies might be able to duplicate product concepts, ASNI has ten years of experience in graphics and animation processes. In addition, the Registrant's creative team does the creative product development in-house, which greatly reduces media production costs. ASNI has the technology for broadcast productions due to its personnel having over a decade of experience in the business. These completed Television 'Shows' represent a long-term Registrant asset in establishing an inventory of video/film library of shows in different categories. Each Show also retains its own long-term residual value, once shown, for generating residual future income.

         ASNI's success over the past 4 years has been its ability to survive during a period of Show design, development, and packaging. The Registrant has created required brochures, marketing tools, and developed an advertising campaign for each show. ASNI also has a market advantage as the Registrant has strategically aligned itself with an international publisher and public relations firm to publish, accelerate promotion, and distribute niche market books tied to its Show Categories. It also has a strategic agreement with a manufacturer of home drug test kits. These drug test kits will be available for marketing through the Registrant's Intervention Show and videotapes. These strategic business alignments provide additional profit venues for each of the Registrant's Intervention Shows

         ASNI produces a superior product because of its ability to control the production process and maintain quality control through its creative development, production, and postproduction process. As broadcast editing standards are used with its state-of-the-art digital video equipment and personnel, the Registrant is able to produce television shows and videos at a fraction of the cost compared to using third party studio production vendors.

ASNI's product development includes the following "Show Categories":

- Intervention Show - ASNI successfully secured project financing and additional investment in its common stock sufficient to launch its addiction and drug abuse Intervention Show Category" in 1998. The Registrant and its' venture partner, a private individual, are very excited about the prospects for the Intervention Show. The biggest problem confronting America families today is teenage drug and alcohol abuse. With one teenager dying every five days in San Diego County, California there are ~ 75 teenagers dying per year in San Diego or five times as many teenage fatalities as experienced in the Littleton, Colorado shooting disaster in the spring of 1999. The significant difference is that the problem isn't localized but is pervasive and is a disease that exists nation-wide. ASNI recognized and is participating in solving the problem. The Registrant is focusing on Intervention, a proven path to treatment and recovery for the drug and alcohol abuse disease.

    --> ASNI designed, developed, and is currently producing this television 'Intervention Show' which will begin airing during the summer of 1999 with its joint venture financial partner secured in 1998. The Registrant obtained the services of Dr. Sally St. John a Ph.D. and certified substance abuse counselor. Dr. St. John has extensive experience in treating addiction, in intervention techniques, and in treating teenage drug abuse. Dr. St. John has had her own radio and TV shows and lectured to medical groups through-out the U.S., and is imminently qualified to host the 'Intervention Show' Of significance is the fact that the American Medical Association (AMA), which recognized the problem of drug addiction as a disease in

         1956, has now implemented a required certification program for doctors in drug and alcohol addiction, the American Society of Addiction Medicine. Tapes from the Intervention Show will be provided to the State of Nevada, Bureau of Alcohol and Drug Abuse for use in their continuing education programs.

    --> The Show will feature Intervention problems, modern techniques, and current solutions for the millions of families faced with and involved with the disease of teenage drug abuse. Show profit producing areas are varied with the advertising and sponsorship revenues. Added profit areas are book revenues from intervention books sold through the show in cooperation with a publishing partner. Revenues will also come from sale of video tapes of each show to viewers, institutions, agencies, and members of the 4,000 drug coalition groups in the U.S.. In addition, there will be revenues from sale of home drug test kits made available through the Show at a discount from the retail market price.

    --> To highlight the home drug test kits potential, it is noted that the sale of home-drug test kits is the fastest growing segment of the pharmacological industry. Current sales according to news reports are in excess of a billion dollars and are projected to double during the next year.

    --> Of societal interest to concerned citizens is the fact that ASNI is participating with a non-profit foundation dedicated to promoting awareness and furthering Intervention for teenage addicts. A percentage of the net earnings from ASNI's Intervention Show will go to the Angel Heart Foundation. This non-profit foundation was established by Sarah Wyatt to insure that funds donated would be fully applied to empowering families faced with drug and alcohol abuse.

- Master of the Martial Arts Show - With the growth in popularity of Judo, Karate, Tae Kwon Do, Aikido and other oriental martial art forms over the past decade, the Registrant saw an opportunity to bring instructional knowledge and appreciation of these art forms to a wider audience. To this end the Registrant produced 50 segments of interviews with world-wide "Masters" in the martial arts. Each show in this 'Show Category' provides interviews with 'Masters' of a given martial art form. These 'Shows are ready for re-release and the Registrant has regional and international TV distribution companies interested in syndication of the Show. As the Registrant's cash flow increases sufficiently to acquire airtime, the re-introduction of the "Master of the Martial Arts" will commence.

- Ninjaerobics-TM-Show - An out growth of the interest in martial arts has been the development of exercise classes, which focus on martial art techniques and movements. ASNI, recognizing this opportunity, designed and developed a Show Category called "Ninjaerobics-TM-." Several Shows were produced but financial sponsors were not secured and financial requirements along with need to invigorate the instructional medium put this "Show Category" on hold. The Registrant is in negotiation with an investor interested in joint venturing the 'Ninjaerobics-TM-' series with ASNI and getting it on the air along with instruction workbooks for sale to the viewing public.

- The Stock Show-TM- With the biggest and longest 'Bull Market' in the history of Wall Street beginning in the mid-1990s, ASNI conceived of and developed a 'Show Category' it has named "The Stock Show -TM-".
   The Stock Show sets, promotional materials, advertising kits, demonstration tapes, and show layouts have been developed, produced and are ready for full operational production. Several Shows were co-produced and tested over the air. Initial acceptance of The Stock Show -TM- was very positive, so much that the pre-arranged and agreed to sponsorship would only continue with total control and ownership rights to the Show. ASNI" commitment to professional integrity; its long-term commitment to shareholders; and its own corporate policy toward maintaining and controlling intellectual property rights has necessitated keeping The Stock Show-TM- in a holding position until proper financial backing can be secured. A venture partner to work with the Registrant in launching The Stock Show-TM- is anticipated before the end of 1999. The developmental risk and time required to put the 'The Stock Show-TM- together and to complete all the particulars required for production and operation are in place and consequently investor concerns and investment risk have been minimized toward operational deployment of The Stock Show-TM-.

         The FCC regulates the television entertainment industry. The Registrant's philosophy in any of the Show Categories produced prohibits show violence or graphically depicting sex in any form; consequently, the Registrant's ability to operate once on the air is regulated primarily by its ability to obtain and retain sponsorship, sell advertising, and generate production fees.

         There are certain windows of opportunity available to ASNI as success breeds competition and capital investment for ASNI is necessary for each show to go into production and to be broadcast over the air. The Registrant does have a strong competitive position in terms of products, efficient production cost, and creative design of Show Categories. Given these factors and by capitalizing on viewer interest and responding with prompt customer service and by immediate delivery of products ordered; the proper steps will have been taken to help insure the Registrant's success.

         Each Show Category has its own unique specifications and production requirements, which are documented and adhered to throughout the entire production process. The following steps for The Stock Show-TM- illustrate this Production Process:

1. Pre-Production - Potential candidates are screened for suitability and corporate research is conducted on each Registrant selected to be a guest on the Show. Planning and scheduling are critical as there are "2" featured guests on each show and up to two other mini guest spots. The cost of support personnel becomes crucial and time must be carefully allocated. Pre-production factors included are:
         -  Set Design and Image Layout - Construction of Sets.
         -  Personnel Scheduled - Technical Director (1); Lighting Technicians
            (2); Sound Technician (1); Director and Assistant Director (2); Cameramen (2); Grips (2); Tape Operator (1); Script Girl (1); Producers, segment producers, and Writers.
         - Guests Scheduled - Sixteen guests scheduled and interviewed over 4 days each month.

2. Production - Conducting interviews with scheduled guests is primary in the over-all process. A number of events have to be coordinated in order to create success:
         - Design and layout of Show for advertising in the paper media and magazines.
         -  Develop advertising kits and brochure for recruiting advertisers.
         -  Develop brochure for recruiting guests who come on the Show.
         - Secure Show Sponsor who, in-turn, gets opening and closing entitlement.
         -  Sell up to ten advertising segments for each show.
         -  Select regions where the Show will air and purchase air time.
         -  Schedule shoots for four days a month.
         - Satellite feed of the Show to the various stations selected is arranged.

3. Post-Production - Post production is a fairly intense and pressure oriented time with a tight schedule requiring precision editing in order to meet the defined Show format. Twenty-minute interviews are edited into 5-minute segments for each featured guest. A quality control staff and edit staff oversees and verifies that each show segment is within the proper specifications. The digital and computerized editing includes blending guest spots with computer graphics and the advertisements. The aired broadcast is put into a video format which in-turn becomes a revenue source as the guests use the videos for shareholders and other purposes. A re-edit of each interview frequently provides sufficient video for subsequent telecasts.

4. Media Airtime - Primarily, the Registrant purchases, as a syndicator, its regional airtime for each show from one of the regional TV stations either directly or from a media broker. However, the media and airtime are commodity items and as a


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

     TV series or show grows in popularity and viewer interest expands, the airtime becomes less expensive.

         The executive management of the Registrant consists of Mr. Kent Wyatt, President and Chief Executive Officer and Sarah Wyatt, Administrative Officer and Corporate Secretary.

         The Registrant is not involved in any litigation.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

         The Registrant currently has a strategic relationship and agreement established with Promotion Publishing to publish books that compliment the Registrant's projects and shows. This agreement implements a joint venture to publish niche market books covering subject areas on shows that the Registrant is producing. These and other niche market books will be offered through the Intervention Show, which is also scheduled to air in the summer of 1999.

         The Registrant also has a corporate agreement with a manufacturer of drug test kits for home use. The drug test kits are FDA approved diagnostic test kits. The agreement provides for the Registrant to be a VAR (value added reseller) for Applied Biotech, Inc. (ABI) who is the manufacturer of the drug test kits.

         With each show on Intervention, the Registrant will make available to viewers a tape of the show featuring various experts, authors, and celebrities as well as real world situations involving teenage drug and alcohol abuse, intervention, and the recovery process. Other tapes covering this subject matter will also be available for purchase along with a book on Intervention. A home-use drug test kit and workbook will be made available with each purchase. The Registrant has an 800# phone number providing ease of ordering for viewers.

LIQUIDITY AND CAPITAL RESOURCES

         The Registrant's cash position at February 28, 1999 was $165,494, an increase of $161,523 from February 28, 1998. The increase was primarily attributable to $75,000 received in the placement of 300,000 shares of common stock of the Registrant and $225,000 received from the venture partner, Ramon Bonin, which was invested in the Intervention Show.

         The Registrant spent most of 1998 completing development of The Stock Show-TM-and designing and developing the Intervention Show. Therefore, there were no accounts receivable at yearend February 28, 1999 and sales for the year were negligible.

         Working capital at February 28, 1999 was a negative < $99,396 >. However the current liabilities at yearend included $100,000 of deferred income, $83,915 due principal shareholders, and $10,000 in notes payable, which were converted to stock subsequent to yearend providing for a useable working capital position of $94,519. The 1998 yearend working capital position after excluding the previously mentioned $83,915 due principal shareholders was a negative < $37,374 > reflects a positive improvement in useable working capital of $131,893. This increase is primarily attributable to the previously mentioned stock placement for $75,000 and joint venture investment of $225,000.

         The Registrant has no material capital commitments at this time. Future required capital will be provided by cash flow from Show telecasts, media sponsors, and advertisers; or raised either through private joint venture investments in one of Registrant's Shows or through the sale of common shares.

RESULTS OF OPERATIONS

         YEAR ENDED FEBRUARY 28, 1997 TO FEBRUARY 28, 1998

         During fiscal year ending February 28, 1998, the net profit before tax position deteriorated 68% from the 1997 yearend loss of < $111,863 > to a negative < $187,871 > which is consistent with a turn around and building period where Shows were being developed and revenues were minimal. Revenues for 1997 and 1998 were $24,000 and $24,950 respectively. Principals in the Registrant have restricted taking salaries and therefore the Registrant's total operating expenses including General and Administrative costs are used to reflect operations in 1996 and 1997. Total costs exceeded sales for 1997 and 1998 by 850% and 550% respectively. The operating costs include non-cash items, which comprise 82% and 25% respectfully of the total costs. These non-cash charges are amortization and depreciation charges stemming primarily from equipment purchased during the now defunct Post Office kiosk project. Each year a portion of operating expenses has been capitalized as Project Development Costs. For 1997 and 1998 the amounts capitalized were $170,966 and $50,000 respectfully.

         The Registrant's Shows or project developments are the principal assets of the Registrant. By the end of fiscal year 1997 (February 28, 1998), the Registrant had 50 weeks of the Show "Masters of the Martial Arts " completed and the "Ninja Aerobics" Show was developed and tested. The Stock Show has also been developed, tested, and the Franchise Connection has been developed. These Shows are structured for a studio, investor, or other financial partner to participate in putting them on the air.

         YEAR ENDED FEBRUARY 28, 1998 TO FEBRUARY 28, 1999

         Sales increased by $102,250 in 1998 primarily due to the investment of $225,000 in the Intervention Show dealing with drug and alcohol abuse. The decrease in revenues from other sources for 1998 was approximately $14,000. This is attributable to concentration on development of The Stock Show-TM-and the Intervention Show. $100,000 of 1998 income was deferred until 1999 and is carried as a current liability on the balance sheet.

         As in the two previous years the Registrant's principals restricted salary draws and therefore the total operating expenses essentially reflect costs associated with Production of Shows and the resulting net profit (loss) before taxes is used for comparison purposes. At February 28, 1999 yearend, before depreciation charges, the Registrant's total expenses declined 30% to $151,134. This reduction in expenses, resulting from carefully controlling production costs and managing expenses, helped improve the net profit position from the prior 1997 year's deficit of < $187,871 > to a deficit of only < $791 > after depreciation. Before depreciation charges the Registrant's working capital position at 1998 yearend was a positive $63,124. As of 1998 yearend the former AD Show assets were fully amortized.

         There was no Federal tax expense for the year ended February 28, 1999. The Registrant has a tax loss benefit to carry-forward of $1,034,856, which is available to offset future tax liabilities.

         The Registrant plans to expand its operations during the current fiscal year through putting on-air other Shows it has developed utilizing distribution management sectors. Specific Shows to be introduced are The Stock Show and the Ninja Aerobics Show. Each sector draws on its unique composition of businesses and industries requiring specialized sector advertising. Distribution management is the term used to define regional acceptance of the Registrant's products in a sector while delineating the advertising support network for each sector. This will be accomplished through selecting qualified sales technicians for each sector selected and pairing them with research specialists who evaluate the existing businesses and industries in a given sector along with the demographic makeup of each region. The Registrant plans to offer a broad range, multi-media service portfolio encompassing tapes, books, CD's, drug test kits, and newsletter subscription services.

ITEM 3.      DESCRIPTION OF PROPERTY

         The Registrant maintains its corporate offices at 2140 West Charleston, Ste B in Las Vegas, Nevada. The Registrant has also maintained for the past three years a 1,500 square foot production office located at 6363 Sunset Drive, Hollywood,

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

California. These offices are on a month to month basis and the facility is located adjacent to the offices of Sho Kosugi, the star of the Registrant's Master of Martial Arts Show and in proximity to many of the other music and technical support entities used during show production.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT



Title of    Name and Address of                    Amount and Nature of       Percent of
Class       Beneficial Owner                       Beneficial Owner           Class
------------------------------------------------------------------------------------------------

Common      Kent G. Wyatt                          7,983,000 (1)              58.4%
Common      Sarah E. Wyatt                         1,505,000                  11.0%
Common      James Shadlus                            210,000 (2)               1.5%
Common      Bill Madon                             1,050,000                   7.7%
Common      Ramon Bonin                              600,000 (3)               4.4%
Common      Don B. Dale                               22,340 (4)              < .1%


         Footnotes to Item 4 (percentages based on 13,667,100 shares outstanding): (1) The common shares listed include 450,000 shares held in joint tenancy with Sarah Wyatt, and 400,000 shares held as trustee in-trust for Kent G. Wyatt Jr. and Lisa Wyatt. (2) James Shadlus was beneficial owner of 200,000 shares at fiscal yearend. Another 10,000 shares was acquired on March 2, 1999 for $.50 per share. As Director and Registrant promoter, he was granted warrants, valued at par value and to be issued during 1999, which entitle him to purchase up to 100,000 shares of stock in the Registrant. The warrants will run to 2009. (3) Ramon Bonin is the joint venture investment and management partner with the Registrant on its Intervention Show. (4) Don Dale was a nominee for the Board as of February 28, 1999, and was subsequently elected to the Board on May 4, 1999. Shares owned include 17,340 shares acquired March 1, 1999 at $0.50 per share resulting from conversion of a note. As a Director he was granted warrants, valued at par and to be issued during 1999, which entitle him to purchase up to 225,000 shares of stock in the Registrant. The warrants will run to 2009.

Item 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS:
             COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.



Name                   Age     Position/Office                       Term        Served Since
-----                  ----    ---------------                       ----        ------------

Kent G. Wyatt Sr.       59     Director, President, CEO              1 yr           9/92
Sarah E. Wyatt          59     Director, Corporate Secretary         1 yr           9/92
James Shadlaus          49     Director, Treasurer                   1 yr           5/95
Don B. Dale             57     Director                              1 yr           5/99
Ramon Bonin             60     Joint Venture Managing Partner        n/a             n/a


MR. KENT G. WYATT

         Mr. Wyatt brings over 20 years of combined experience in the management of television and film production. He served as executive producer and producer of shows such as, "This is San Francisco," which featured many celebrities and entertainment personalities and other outstanding professional guests. Mr. Wyatt has produced weekly series, television specials, and written, produced, and sold commercials for national corporations including New York Life Insurance, Pizza Hut, City of Las Vegas, Prudential, and Thrifty Car Rental. He attended Colorado University, majored in business administration, and successfully developed a nationwide dealership operation. He is committed to expanding Registrant operations and on-line distribution of Registrant developed shows in a cost-effective manner. His vision is for Registrant to become a recognized leader in quality television programming and, through its Intervention Show, to improve the quality of life for teenagers suffering from drug and alcohol abuse. Mr. Wyatt also successfully built and managed a nationwide chain of several hundred dealerships under the name of Centurion Design Wall Printing in the 1970's, which he sold in 1985. He has maintained a California real estate broker license since 1968.

MS.  SARAH E. WYATT

         Ms. Sarah Wyatt has extensive business and management experience and is well qualified as Registrant's Administrative Officer, Corporate Secretary and Director. She manages client relations and coordinates production personnel and studio facilities. She is senior producer and chief writer of the Intervention Show. She served as co-producer of the show "Masters of the Martial Arts Starring Sho Kosugi." She administers and coordinates production personnel and studio facilities for each show. She has a degree in French from The Union Institute. She supervised all commercial advertising production for Ad Show Network, the predecessor to ASNi, and was co-owner and administrative manager of the Centurion Design Wall Printing business in the 1970's and early 1980's with her husband, Kent Wyatt.

MR. JAMES SHADLAUS

         Mr. Shadlaus brings twenty-four years of combined experience in finance, accounting, mortgage banking, and corporate management to the Registrant. He was a founder and majority owner of Lenders Corporation, a full service financial services firm with approximately 200 employees, which completed financing of over Two Billion Dollars. He also served as chief financial officer and executive vice president of Lenders Corporation and sold his interest in the Registrant to an employee stock option plan in 1990. Mr. Shadlaus graduated Magna Cum Laude from California

State University in Northridge with a Masters of Science in Accounting, and currently acts as a partner and consultant to various corporations in the area of financing, mergers, and stock or bond financing.

MR. DALE

         Mr. Dale comes to the Registrant's Board with over 30 years of combined experience in banking, finance, and corporate management. He held a number of executive positions with San Diego National Bank serving as Executive Vice President, Chief Financial Officer, and Director; and President of the Bank Subsidiaries. Prior to leaving in 1985, he grew the bank to $130 million dollars in footings and premier bank status in 4 years. Mr. Dale was a registered member of NASD in the early 1990's and retired from financial and business consulting in 1996. Mr. Dale graduated from the University of Kansas and holds his Masters in Business Administration from Long Beach State University. Mr. Dale assists several non-profit entities including United States Internet Genealogical Society and PARTS, a teenage drug abuse program.

MR. RAMON BONIN

         Mr. Bonin decided in 1998 to participate with the Registrant as a joint venture management partner in its Intervention Show. Mr. Bonin shares with the Principals of ASNi a mutual desire to improve the quality of life of teenagers who suffer from the disease of drug and alcohol abuse. Mr. Bonin is nationally regarded for his expertise and skill in real estate development and as owner of Dynamic Builders and is respected as one of the largest industrial real estate builders and developers in Los Angeles, California.

         Of the above listed Officers and/or Directors two were involved with a business which had a bankruptcy petition filed by them. Kent Wyatt and Sarah Wyatt owned Centurion Enterprises, Ltd., whose primary asset was a commercial building. As a result of the Savings and Loan debacle than ran from 1988 through 1994, the building became empty and on depletion of all corporate and personal resources the only alternative left in 1993 was to file corporate and personal bankruptcy. The lender on the building took back the real estate and Centurion Enterprises had no other liabilities. None of the above officers or directors have been convicted in a criminal proceeding or been subject to a pending criminal proceeding nor been subject to any order, judgment, or decree which would permanently or temporarily enjoin, bar, suspend or other-wise limit their involvement in any type of business, securities or banking activities. None of them has been found to have violated any Federal or State securities or commodities law.

ITEM 6.       EXECUTIVE COMPENSATION.




       a)  SUMMARY COMPENSATION TABLE

                                                                           Long Term Compensation
                                                                           -------------------------------
                                        Annual Compensation                Awards                           Payouts
                                        --------------------------------   -------------------------------  ---------
Names and principal     Year        Salary      Bonus    Other  Annual     Restricted     Options/          LTIP       All   other
position                            *                    Compensation      Stock          SARs ($)          Payouts    Compensa-
                                                         **                Award(s)($)                      ($)        tion ($)**


Kent G. Wyatt           1998        n/a         n/a        $10,000                        n/a               n/a        $10,305
CEO/Pres.  ASNi

Sarah E. Wyatt          1998        n/a         n/a          n/a           n/a            n/a               n/a        n/a
Administrative
Office/Corp. Sec.



* Management salaries of $120,000 and $60,000 for Kent and Sarah Wyatt respectfully have been approved by the Board as of May 4, 1999.

* * Other compensation was a management fee paid to Mr. Wyatt during fiscal year 1998 and the other compensation paid was an interest payment on Corporate indebtedness owed to Mr. Wyatt during the year. At March 1, 1997 the debt was $106,325 and at yearend February 28, 1999 the debt owe Mr. Wyatt by the Registrant was $83,915; a reduction of $22,410, which was the amount repaid to Mr. Wyatt during the year.

         b) Options/Stock Appreciation Rights -- There are no stock options or stock appreciation rights currently effective.

         c) Aggregated Option/SAR Exercises Fiscal Year End Option/SAR -- There are no SAR's.

         d) Long Term Incentive Plan ("LTIP") Awards -- There are no long-term incentive plans in place. The Board has authorized management of the Registrant to investigate various insurance programs and to use its discretion to secure a program; which, if purchased, would also provide for management succession and continuation of Registrant operations.

         e) Compensation of Directors-- There is no cash compensation for directors other than expenses directly associated with Director Meetings. The two outside Directors were granted warrants to purchase stock of the Registrant on May 4, 1999 as follows: Jim Shadlus granted warrant to purchase up to 100,000 shares and Don Dale granted warrant to purchase up to 225,000 shares. Warrants were purchased at $.01 per share valuation and must be exercised in whole or part at $.25 per share by February 28, 2009. Warrants were granted for services rendered and/or for director service or commitments to advise the Registrant.

         f)  Employment Contracts -- There are no employment contracts in place.


ITEM 7.       CERTAIN RELATIONS AND RELATED TRANSACTIONS

         There were no transactions during the last two years, or proposed transaction, to which the small business issuer was or is to be a party, in which any director, executive officer, nominee for directorship, security-holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

ITEM 8.       LEGAL PROCEEDINGS.

         In December 8, 1998, Imperial Capital Corporation, Lessor of certain equipment to ASNi, filed suit against ASNi. In that action Lessor claimed late payment on a lease and accelerated the lease payments. The claim was settled by ASNi on February 18.1999 and all payments to Lessor are current.


ITEM 9.       MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         (a) Market Information. There is currently no market for the common shares of the Registrant's stock. It is anticipated that a market will exist upon the completion of this filing and due to the nature of the issuer's business and the anticipated increase in the volume of the products to be sold by the Registrant. The target is to file a Disclosure Statement pursuant to SEC Rule 15c2-11 for listing on the NASD OTC Electronic Bulletin Board. Once trading commences an application for listing on the NASDAQ Small Cap Market will be submitted.

         (b) Possible Classification of Registrant's Securities as a Penny Stock. By virtue of Rule 3aS1-1 of the Securities Act of 1934, (the Act), if the Registrant's common stock has a price of less than $5.00 per share it will be considered a "penny stock." The perquisites required of broker-dealers engaging in transactions involving penny stocks have discouraged, or even barred, may brokerage firms from soliciting orders for certain low priced stocks.

         However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for a least three (3) years, or $5,000,000, if the Registrant has been in continuous operation for less than three (3) years, Rule 3aS11(g) of the Act will preclude the Registrant's common stock for being classified as a "penny stock.

         (c) There are 325,000 common equity shares of 50 million authorized, which are subject to outstanding warrants, or securities convertible into common equity that are subject to outstanding options or warrants to purchase. The exercise price of these warrants is $.50 per share. Details of warrants granted provided in Item 6e above.

         The are no Rule 144 shares that could be sold or that the issuer has agreed to register for sale under the Securities Act.

         There are no shares that are being registered or proposed to be publicly offered.

         (d) There are currently 142 shareholders of record holding common shares totaling 13,667,100 shares outstanding. Of these shares, 857,500 shares are free trading.

         (e) DIVIDENDS. The Registrant has paid no dividends in its common stock for the past year.


ITEM 10.      RECENT SALES OF UNREGISTERED SECURITIES.

         On December 1, 1998, the Registrant completed the sale of 102,800 shares of its common unregistered stock at a price of $.25 per share for a total of $25,700.

         During the 1998 fiscal year ending February 28, 1999, holders of notes exercised their conversion rights and the Registrant completed the conversion of these notes to 27,600 shares of its common unregistered stock at an average price of approximately $.20 per share for a total reduction in liabilities of $5,400.

         On December 8, 1998, the Registrant completed the sale of common shares of its common unregistered stock to Ramon Bonin at a price of $.25 per share for a total of $75,000. This stock investment was in addition to $225,000 invested by Mr. Bonin in Registrant's Intervention Show. Details of investment are discussed In Item 2 under the Section "Liquidity and Capital Resources."

         During the fiscal year ending February 28, 1998 the Registrant also transferred 429,000 shares of its common unregistered stock in consideration of services rendered at a price of $.06 per share for a total of consideration of $25,776.

         With respect to the issuance of the common shares of the Registrant as described in this Item 10, the issuance of the 300,000 common shares to Ramon Bonin on December 8, 1998 was made in reliance upon the exemption for private offerings contained in Section 4(2) of the Securities Act of 1933. Ramon Bonin is the joint venture management partner of Registrant in the Intervention Show. Similarly, the issuance during fiscal year 1998 of 102,800 common shares to fourteen (14) new shareholders was also made in reliance upon the same private placement exemption.

         In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed a written subscription agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

         1. That he had the ability to bear the economic risks of investing in the shares of the Registrant.

         2. That he had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

         3. That he had a certain net worth sufficient to meet the suitability standards of the Registrant.

         4. That the Registrant has made available to him, his counsel and his advisors, the opportunity to ask questions and that he has been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.


                                                  Purchased For Cash
                                                  ------------------

Title                      Share Amount                                    Name
---------                  -----------                                     ----

Common                       300,000                                       Ramon Bonin
Common                        50,000                                       Robbins Residual Trust
Common                        32,000                                       Narcisco Avila
Common                        10,400                                       Ed Avila
Common                        10,400                                       Guadalupe Portillo

                                                   Notes Converted
                                                   ---------------

Common                        12,000                                       Narcisco Avila
Common                         9,600                                       Guadalupe Portillo
Common                         6,000                                       David Harjung

                                                  Services Rendered
                                                  -----------------

Common                        25,000                                       Bill Robbins
Common                       200,000                                       Carmin Bua
Common                       100,000                                       James Shadlus
Common                        50,000                                       Kent Wyatt, Jr.
Common                        40,000                                       Sho Kosugi
Common                        14,600                                       Ed Avila




ITEM 11.      DESCRIPTION OF SECURITIES.

         (a) Common Stock. At February 28, 1999 the Registrant had 13,667,000 shares of the common stock outstanding. Of the outstanding shares 857,500 were free trading and 12,809,600 were restricted.

         Registrant's Articles of Incorporation, filed February 21, 1992 were amended October 14, 1992 and authorized the issuance of up to 50,000,000 of Registrant's common equity shares with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion; from funds legally available therefor.

         In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         (b) Preferred Stock. At February 28, 1999 the Registrant had 500,000 shares of Preferred stock authorized at a par value of .01. None of the Registrant's Preferred stock was outstanding.

         Article 4th of the Amended Articles of Incorporation of the Registrant set forth in Exhibit 3.2 hereto permits the Board of Directors to issue one (1) or more series of Preferred Stock in such amounts and under such conditions as the Board may decide, in that the Registrant has no plans to issue Preferred stock in the foreseeable future, accordingly the Registrant has not addressed or does it plan to address the specific terms and conditions of any such series of Preferred stock



ITEM 12       INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation and Bylaws of the Registrant provide for indemnification of the Registrant's officers and directors for liabilities arising due to certain acts performed on behalf of the Registrant that are not a result of any act or omission by any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or (ii) a knowing violation of law, or (iii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statues. Although the state statues allow for indemnification of officers and directors, the Federal Securities and Exchange rules prohibit indemnification of officers and directors of publicly held companies.


ITEM 13.      FINANCIAL STATEMENTS.

         (a) Annual Financial Statements See Item 15(a)

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         The accountant has not resigned, declined to stand for re-election nor were they dismissed. The principal accountant's report on the financial statements for the past two years contains no adverse opinion for the 1998 fiscal year ending February 28,

1999 nor disclaimer of opinion. The accountant's audited report for the fiscal yearend February 1997 did present its report assuming the Registrant continues as a "going concern" due to previous years operating losses and need for capital or project financing, both of which were obtained in fiscal year 1998. During the past two years neither audited statement was modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 15.     FINANCIAL STATEMENTS AND EXHIBITS.

     a. FINANCIAL STATEMENTS. The following financial statements are included herein:
        Audited Financial Statement for Years Ended February 28, 1998 & 1999

     b. EXHIBITS. The following exhibits required by Item 601 of Regulation S-B are included herein:

EXHIBIT NO.      DOCUMENT DESCRIPTION

     2.          Plan of Reorganization between Casino Consultants, Inc.
                 and Ad Show Network, Inc. (now ASNi)
     3.          Articles of Incorporation and Bylaws
        3.1 Certificate Amending of Articles of Incorporation of Ad Show Network, Inc.
        3.2      Articles of Amendment of A.S. Network Inc.
        3.3      Articles of Amendment of Casino Consultants, Inc.
        3.4      Articles of Incorporation of Ad Show Network, Inc.
        3.5      Articles of Incorporation of Casino Consultants, Inc.
        3.6      Bylaws of Registrant
     11.         Computation of Earnings Per Common Share
     27.         Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 the Securities and Exchange Act of 1934 the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ATLANTIC SYNDICATION NETWORK, INC.



Dated: June 10, 1999                      BY: /s/ KENT G. WYATT
      ---------                               ---------------------------------
                                              KENT G. WYATT
                                              President

          THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK

                                      ASNI

                       ATLANTIC SYNDICATION NETWORK, INC.
------------------------------------------------------------------------------
                          Audited Financial Statements

                           February 28, 1999 and 1998

                       ATLANTIC SYNDICATION NETWORK, INC.
                                TABLE OF CONTENTS
                            FEBRUARY 28, 1999 and 1998

 INDEPENDENT AUDITOR'S REPORT ......................................Page  25
 FINANCIAL STATEMENTS:

 Balance Sheets ....................................................Page  26
 Statements of Income and Expenses .................................Page  27
 Statements of Stockholders' Equity ................................Page  28
 Statements of Cash Flows ..........................................Page  29
 NOTES TO FINANCIAL STATEMENTS .....................................Page  30

SELLERS ASSOCIATES PC.                                          (801) 621-8128
3785 Harrison Blvd., SUITE 101  OGDEN, UTAH 84403           Fax (801) 627-1639



                          INDEPENDENT AUDITOR'S REPORT

To:   Board of Directors
      ATLANTIC SYNDICATION NETWORK, INC.
      Las Vegas, Nevada

We have audited the acRegistranting balance sheet of ATLANTIC SYNDICATION NETWORK, INC. (a Nevada corporation), as of February 28, 1999 and 1998 and the related statements of income and expenses, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Registrant's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of ATLANTIC SYNDICATION NETWORK, INC. at February 28, 1999 and 1998 and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.





Sellers & Associates, P.C.

April 26, 1999

             ATLANTIC SYNDICATION NETWORK, INC.
                       Balance Sheets
                 YEARS ENDING FEBRUARY 28,

                                   ASSETS                                      1999               1998
                                                                               ----               ----
Current Assets
        Cash                                                               $   165,494        $     3,971
        Investments                                                                  -              5,620
        Prepaid Medlit                                                               -             24,000
        Inventory                                                               20,000             30,000
                                                                           -----------        -----------
              Total Current Assets                                             185,494             63,591
                                                                           -----------        -----------

Property and Equipment, Net                                                     23,374             28,224
                                                                           -----------        -----------
              Net Property and Equipment                                        23,374             28,224
                                                                           -----------        -----------

Other Assets

        Project Development Costs                                              346,371            220,966
        (Accumulated) Amortization-Project Development Costs                   (97,022)           (47,499)
        Initial Organization & Franchise Development Costs                     205,098            205,098
        (Accumulated) Amortization - All Other                                (205,099)          (198,557)
                                                                           -----------        -----------
              Net Other Assets                                                 249,349            180,009
                                                                           -----------        -----------

                                                                           $   458,217        $   271,824
                                                                           -----------        -----------

            LIABILITLES AND STOCKHOLDERS' EQUITY

 Current Liabilities

        Accounts Payable                                                   $    21,668        $    43,184
        Notes Payable                                                            7,074              7,830
        Refundable Deposits                                                     10,000             14,804
        Due to Stockholder                                                      83,915            106,326
        Deferred Income                                                        100,000          --------
                                                                           -----------        -----------

              Total Current Liabilities                                        222,657            172,144
                                                                           -----------        -----------

 Longterm Liabilities                                                           80,458             75,663
                                                                           -----------        -----------

              Total Liabilities                                                303,115            247,807
                                                                           -----------        -----------

 Stockholders' Equity

        Common Stock, S. 00 1 par value, authorized
        50,000 shares, issued and outstanding 13,667, 100
        shares at 2-28-98 and 12,907, 100 shares at 2-28-98                     13,667             12,907
        Additional Paid-In Capital                                           1,197,959          1,066,943
        Retained Earnings (Deficit)                                         (1,056,524)        (1,055,733)
                                                                           -----------        -----------
              Net Stockholders' Equity                                         155,102             24,017
                                                                           -----------        -----------

                           Total Liabilities and Stockholders' Equity      $   458,217        $   271,824
                                                                           -----------        -----------


See AcRegistrantingdependent Auditor's Report and Now to the Financial Statement

                    ATLANTIC SYNDICATION NETWORK, INC.
                    Statements of Income and Expenses
                     For the Years Ended February 28,

                                                                  1999                1998
                                                                  ----                ----
Revenues                                                      $   127,200          $    24,950
                                                              -----------          -----------
Operating Expenses'
         Amortization                                         $    56,065               44,358
         Depreciation                                               7,850                6,105
         Interest                                                  22,970               10,629
         All  Other Costs                                         178,878              198,599
(Less) Capitalized as Project Development Costs                  (106,629)             (50,000)
                                                              -----------          -----------

               Total Operating Expenses                           151,134              209,691
                                                              -----------          -----------

Income (Loss) from Operations                                     (23,934)            (184,741)
                                                              -----------          -----------

Forgiveness of Debt                                                23,763                 --

(Loss) on Reduction of Investment from Cost to Market                  --               (3,130)

(Loss) on Sale of Investment                                         (620)                --
                                                              -----------

Net (Loss)                                                    $      (791)         $   187,871
                                                              -----------          -----------

Not (Loss) Per Share of Common Stock                          $     (0,00)         $    (0.017)
                                                              -----------          -----------



Weighted Average Shares Outstanding During the PERIOD          13,082,517           11,267,850
                                                              -----------          -----------

See AcRegistranting lndependent Auditor's Report and Notes to the Financial Statement

                       ATLANTIC SYNDICATION NETWORK, INC.

                       Statements of Stockholders' Equily
                 For the Years Ended February 28, 1999 and 1998

                                          COMMON STOCK            Additional
                                                                   PAID-IN        Accumulated      Total
                                       Shares       Amount         Capital          Deficit        Equity
                                       ------------------------------------------------------------------
Balance as of February 28, 1997       6,730,100     $ 6,730       $  948,020      $  (867,862)    $   6,888

Net (Loss) for the year ended
      February 28, 1998                                                              (187,871)     (187,871)
    Sale of unregistered stock        1,037,000       1,037           98,963
    100,000

    Debt converted to stock              40,000          40           19,960                         20,000

    Stock for services rendered       5,000,000       5,000                -                          5,000
                                       ------------------------------------------------------------------
Balance AS of February 28, 1998     $12,807,100     $12,907       $1,066,943      $(1,055,733)    $  24,017

    Net (Loss) for the year ended
      February 29, 1999                                                                  (791)         (791)

    Sale of unregistered stock          402,800         403          100,297                        100,700

    Debt converted to stock              27,600          28            5,372                          5,400

    Stock for services rendered         429,600         429           25,347                         25,776
                                    ----------------------------------------                      ---------

Balance as of February 28, 1999     $13,667,100     $13,667       $1,197,959      $(1,056,524)    $ 155,102
                                    -----------     -------       ----------      -----------     ---------


See AcRegistranting Independent Auditor's Report and Notes to the financial Statement

                     ATLANTIC SYNDICATION NETWORK INC.
                         Statements of Cash Flows
                      For the Years Ended FEBRUARY 28,

CASH FLOWS FROM OPERATING ACTIVITIES                                       1999                  1998
------------------------------------                                       ----                  ----
      Net Income (loss)                                               $    (791)             $ (187,871)
            Adjustments to reconcile Net Income to Cash Flows
            from Operating Activities
                 Depreciation and Amortization                           63,915                  50,463
                 Decrease in Inventory                                   10,000                  14,793
                 Decrease in Prepaid Media                               24,000                 -
            (Decrease) in Accounts Payable                              (21,516)               (19,485)
                 increase in Deferred Income                            100,000                -
                                                                      ---------

            Total Adjustments                                           176,399                  45,771
                                                                      ---------              ----------

            Net Cash Provided (Used) by Financing Activities            175,603                (142,100)
                                                                      ---------              ----------

CASH FLOWS FROM INVESTING ACTIVITIES
            (Increase) Decrease in Investments                            5,620                  (5,620)
            (Increase) in Property & Equipment                           (3,000)                (19,173)
            (Increase) in Other Assets                                 (125,405)                (50,000)
                                                                      ---------              ----------

            Net Cash (Used) by Investing Activities                    (122,785)                (74,793)
                                                                      ---------              ----------

CASH FLOWS FROM FINANCING ACTIVITIES
            iNCREASE in Notes Payable                                     4,039                  30,080
            Increase (Decrease) Funds Advanced by Shareholder           (22,411)                 67,112
            (Decrease) in Refundable Deposits                            (4,904)                 (3,359)
            Funds Raised from Stock Issued                              131,876                 125,000
                                                                      ---------              ----------

            Net Cash Provided (Used) by Financing Activities            108,700                 218,834
                                                                      ---------              ----------

Increase in Cash and Cash Equivalents                                   161,523                   1,941

Cash at Beginning of Yew                                                  3,971                   2,030

Cash at End of Year                                                   $ 163,494               $   3,971
                                                                      ---------              ----------

SUPPLEMENTARY CASH FLOW INFORMATION

       Interest Paid                                                  $  22,970              $   10,629
                                                                      ---------              ----------

SEE ACREGISTRANTING INDEPENDENT AUDITOR'S REPORT
AND NOTES TO THE FINANCIAL STATEMENT

                        ATLANTIC SYNDICATION NETWORK, INC
                          'Notes to Financial Statement
                          February 28, 1999 and 1, 999

NOTE I - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

Atlantic, Syndication Network, Inc. (ASNi) prepares its books and records on the accrual basis for financial reporting and the cash basis for income taxes. The acRegistranting financial statements represent the transactions for the fiscal year ending, February 28, 1999 and 1998.

BUSINESS ACTIVITY

The Registrant was incorporated on September 25, 1978 under the laws of the State of Nevada, The Registrant cots centrates on the development, production, and distribution of niche-market television programs ancillary products and films designed for domestic and international rnarkets

The Registrant is authorized to issue tip to 50,000,000 shares of common stock, par- value $0.001

INVENTORY

Inventory is stated at cost on a first-in, first-out basis, Inventory is primarily obsolete computer equipment stored and not used presently by the Registrant. It's available for sale, but no sales have occurred in the recent past.

PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment are valued at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the assets. Useful lives of the respective assets are five years. initial organization costs and franchise development costs are fully depreciated. Project development Costs are amortized over a period of five years using the straight-line method.

Upon the sale 01' retirement of property and equipment the, related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is recorded. Repairs and maintenance expenditures that do not extend the useful lives are, included in expense during the period they are incurred,

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the

SEE ACREGISTRANTING INDEPENDENT AUDITOR'S REPORT
AND NOTES TO THE FINANCIAL STATEMENT

                            ATLANTIC SYNDICATION INC
                          Notes to Financial Statement
                          February 28, 1.999 and 1998

NOTE I - SUMMARY OF SIGNIFICANT ACCOUNTING POLICES  -  continued

reported amounts of assets and liabilities and disclosure of contingent assets arid liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

It is the Registrant's policy to periodically evaluate the economic recoverability of all of' its long-lived assets. In accordance with that policy, when the Registrant determines that an asset has been impaired, it recognizes the loss on the basis of the discounted future cash flows expected from the asset.

INCOME TAXES

The Registrant has adopted the provisions of statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes, which incorporates the use of the asset and liability approach of accounting for income taxes, The asset and liability approach requires the recognition of deferred tax assets and liability for the expected future consequences of tempotary differences between the financial reporting basis and tax basis of assets and liabilities.

At February 28, 1991), the Registrant has a net operating loss carryover of approximately $1,034,000 that could be offset against future taxable income, The total loss carryover expires in 2014. A tax benefit has not been reported in the acRegistranting financial statements however, because the Registrant is uncertain as to the likelihood of utilization of the carryover. Accordingly, the tax benefit of approximately $200.000 from the loss carry forward has been offset by valuation allowance of the same amount, leaving nothing to report on the financial statements.

STATEMENT OF CASH FLOWS

For purpose of the statement of cash flows, the Registrant considers all highly liquid investments with a maturity of three months or less to be cash equilvalents.

NET INCOME (LOSS) PER SHARE

Primary net income 01 loss Per share is computed by dividing net income or loss by the weighted average number of common shares outstanding.

                      ATLANTIC SYNDICATION NETWORK INC.
                          Notes to Financial Statement
                           February 28,1999 and 1.998

NOTE 1 - Summary of Significant Accounting Policies  -  continued

         RECLASSIFICATION

         The liabilities and equity as of February 28, 1998 have been reported in these financial statements in a manner consistent with those reported as of February 28, 1999 and are not necessarily as they were reported in the prior audited financial statements.


NOTE 2 -  PROPERTY AND EQUIPMENT

          Property and equipment consisted of the following at February 28,

                                                                                      1999          1998
                                                                                      ----          ----
                   Tools                                                          $   6,000      $   6,000
                   Office Equipment                                                 116,277        113,277
                   Software                                                          58,252         58,252
                   Generic Commercials                                              150,000        150,000
                                                                                  ---------      ---------
                            Total Property and Equipment                            330,529        327,529
                            (Less) Accumulated Depreciation                        (307,155)      (299,305)
                                                                                  ---------      ---------

                            Total Property and Equipment, Net                     $  23,374      $  28,224
                                                                                  ---------      ---------

See AcRegistranting Independent Auditor's Report

                        ATLANTIC SYNDICATION NETWORK INC.
                          Notes to Financial Statement
                            February 29, 1999 and 998

NOTE 3  -  Term Debt

     Term debt consisted of, the following at February 28,

                                                                                      1999              1998
                                                                                      ----              ----
     NOTE PAYABLE
     Payable to a financial institution, secured by selected
     equipment m monthly payment $362 for 51 months,
     interest at 21.3%                                                              $10,354          $ 12,081

     NOTES PAYABLE
     Over the years, the Registrant has issued unsecured demand notes payable to trade accounts payable creditors,
     The aggregate unpaid balance at February 28 was:                                28,515            19,000

     CREDIT CARDS
     Pledged by personal guarantee of major stockholder                              10,485            11,049

     CONVERTIBLE NOTES PAYABLE
     Under a private placement issue, stock is sold along with
     convertible notes (See Note 5). Since these unsecured note's
     call be converted to stock, they are reported as long-term debt.                38,178            41,363
                                                                                    -------          --------

     Total Notes Payable                                                             87,532            83,493
                                                                                    -------          --------

    (Less) Curl Current Portion                                                      (7,074)           (7,830)
                                                                                    -------          --------

     Total Long Term Debt                                                           $80,458          $ 75,663

     Scheduled future maturities of notes payable at February 28, 1999 are as follows:

                       Year Ending
                       February 28
                       2000                                      $ 7,074
                       2001                                        7,086
                       2002                                       12,726
                       2003                                        4,652
                       2004 & After                               55,994
                                                                 -------

                       Total                                     $87,532


See AcRegistranting Independent Auditor's Report

                      ATLANTIC SYNDICATION NETWORK, INC.
                        Notes to Financial. Staternent
                          February 28,1999 mid 1998

NOTE 4 - Related Party Transactions 1998                                         1999               1998
                                                                                 ----               ----
          Monies have been advanced to the Registrant by the Registrant's principal shareholder, Interest of $10,305 has been accrued on the outstanding balance ol February 29,1999, computed at 1.4%, No interest is accrued for February 28,1998,

          The amount advanced at February 28 is-                               $ 83,915          $106,326
                                                                               ---------         --------

NOTE' 5 - Common Stock

          In 1994, the Registrant held a private placement oftrring for 70 investment units. Each unit consists of 3,200 shares of common stock and one $2,400 10%, three-year convertible note. Each $2,400 note is convertible to common shares of Registrant converted within three years at the option of the stockholder. Each $2,400 note may converted into:

                   THREE THOUSAND ( 3,000)) shares of common stock within 6 months from the date of issuance at $.80 and/or

                   TWO THOUSAND (2,000) shares of common stock within 18 months from the date of issuance at $1.20 and/or

                   Twelve Hundred (1,200) shares of common stock within 30 months f on) the of issuance At $2.00 and/or

                   ONE THOUSAND (1,000) shares of common stock on or within 36 months at $2.40 and/or at the time the note is all due and payable.

          The notes may be repayable in whole or in part (in minimum increments of $2,400) after 90 days from issuance, at the option of the Registrant at 100% of the principal amount owed together with interest thereon payable to the date of Prepayment,

          Nearly all stock authorized to issue pursuant to the August 1994 private placement offering have been sold and issued.

          As of February 28, 1999, there are 13,667,100 shares issued and outstanding. Of this amount 857,500 shares are free trading whereas 1.2,809,600 shoes have been or still are restricted subject to Rule 144 of the 1933 Securities and Exchange Act.

                      ATLANTIC SYNDICATION NETWORK, INC.
                         Notes to Financial Statement
                          February 28, 1999 and 1998

NOTE 6 - Lease COMMITMENTS

         In July 1997, the Registrant entered into two equipment leases for equipment used in producing shows. The Registrant pays a total of $1,540 monthly for 5 years (to July 2002). At the end of the lease period the Registrant can buy the equipment for approximately $3,000.

         The Registrant rents an office space in Hollywood, California on a month-to-month basis. The Registrant is presently negotiating a lease arrangement but nothing is finalized. Previously, the Registrant owed the prior owner of the building $9,900. When the building changed ownership the unpaid balance owed of $9,900 was forgiven. The $9,900 is part of the $23,763 forgiveness of debt reported on the statement of income and expenses for February 28, 1999.

NOTE 7 - DEFERRED INCOME

         In January 1999, the Registrant received $100,000 as an advance payment on production work. Management believes the committed production will be completed by February 28, 2000.

NOTE 8  Financial CONDITION

         The acRegistranting financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Registrant as a concern. The Registrant had sustained substantial operating losses in recent years, but the year ending February 28, 1999 was essentially a break even.

         Also, different from the prior years, the Registrant has a strong cash position at February 28, 1999 of over $165,000. It also has $100,000 in deferred income (back log) of production work to do during fiscal year February 28, 2000, which was paid in advance. Also, Stockholders' equity has increased from $24,000 to $155,000.

         Management is taking steps to keep the Registrant reporting and listed as required by the Securities Exchange Commission. Management is seeking additional fundings through revenues and stock issues. In addition, during March 1999 subsequent to the year ending February 28, 1999 - two creditors converted $14,670 of long term debt into 29,340 shares of common stock. This effectively reduced the debt of the Registrant by $14,670.

         Because of the financial results of fiscal year ending February 28, 1999 and subsequent events as described in this footnote, management is taking necessary steps to ensure the Registrant remains a going concern.

           See AcRegistranting Independent Auditor's  Report

                     ATLANTIC SYNDICATION NETWORK, INC.
                        Notes to Financial Statement
                         February 28, 1999 and 1998

NOTE 9 - SUBSEQUENT EVENT (UNAUDITED)

     On May 4, 1999 the Board of Directors approved a stock warrant plan. The stock warrant plan provides for two members of the Board of Directors to receive a total of 325,000 stock warrants giving them the right to buy 325,000 shares of stock at $ .25 per share. This right to exercise any or all stock warrants expires February 28, 2009. The total cost of the stock warrants is $ .001 per warrant, fully paid in services provided of $325.


       See AcRegistranting Independent Auditor's Report